

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2022

Mark Dmytruk
Chief Financial Officer
Ginkgo Bioworks Holdings, Inc.
27 Drydock Avenue, 8th Floor
Boston, MA 02210

     Re: Ginkgo Bioworks Holdings, Inc.
          Registration Statement on Form S-3
          Filed October 5, 2022
          File No. 333-267743

Dear Mark Dmytruk:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Doris Stacey Gama at 202-551-3188 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Faiza Rahman, Esq.